Exhibit 99.4

NORTH AMERICAN ENERGY PARTNERS INC.

CANADIAN SUPPLEMENT TO:

Annual Management’s Discussion and Analysis

For the year ended March 31, 2010

This document supplements the Management’s Discussion and Analysis for the three months and year ended March 31, 2010 and has been prepared pursuant to Section 5.2 of National Instrument 51-102- Continuous Disclosure Obligations

Canadian Supplement to Management’s Discussion and Analysis

For the year ended March 31, 2010

Summary of differences between US GAAP and Canadian GAAP

June 10, 2010

The annual consolidated financial statements for the three months and year ended March 31, 2010 and the accompanying annual Management’s Discussion and Analysis (MD&A) have been prepared in accordance with US generally accepted accounting principles (GAAP). As required by the National instrument 52-107, for the fiscal year of adoption of US GAAP and one subsequent fiscal year, we are required to provide a Canadian Supplement to our MD&A (Canadian Supplement) that states, based on financial information reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. The Canadian Supplement should be read in conjunction with our annual financial statements and annual MD&A included in our annual report for the year ended March 31, 2010 prepared in accordance with US GAAP. Note 34 of our annual financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on our financial position and results of operations.

The tables in this supplement highlight the differences between Canadian and US GAAP. We have shown the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit for the three months and year ended March 31, 2010 and an extract of the Consolidated Balance Sheets as at March 31, 2010, so that the areas impacted by the GAAP differences can be clearly identified. Figures included in this supplement are in thousands of Canadian dollars, except per share information.

2  Canadian Supplement to Management’s Discussion and Analysis  North American Energy Partners Inc.

Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

	Three months ended March 31,
(dollars in thousands, except per share information)	2010 (Canadian GAAP)	Adjustments	2010 (US GAAP)	2009 (Amended (j) Canadian GAAP)	Adjustments	2009 (Amended (j) US GAAP)
Revenue (g)	$222,374	$(1,805)	$220,569	$174,700	$–	$174,700
Project costs (g)	94,015	(1,614)	92,401	71,522	–	71,522
Equipment costs	61,493	–	61,493	48,374	–	48,374
Equipment operating lease expense	22,009	–	22,009	13,266	–	13,266
Depreciation (a)	11,912	31	11,943	8,527	69	8,596

Gross profit	32,945	(222)	32,723	33,011	(69)	32,942
General and administrative costs (c) and (g)	19,308	(204)	19,104	16,688	12	16,700
Loss on disposal of property, plant and equipment	189	–	189	1,547	–	1,547
Loss on disposal of assets held for sale	–	–	–	–	–	–
Amortization of intangible assets (b)	489	(208)	281	662	(210)	452
Equity in loss of unconsolidated joint venture (g)	–	22	22	–	–	–
Impairment of goodwill	–	–	–	143,447	–	143,447

Operating income (loss) before the undernoted	12,959	168	13,127	(129,333)	129	(129,204)
Interest expense, net (b)	5,709	646	6,355	7,787	549	8,336
Foreign exchange (gain) loss (b)	(5,925)	(46)	(5,971)	7,567	84	7,651
Realized and unrealized loss (gain) on derivative financial instruments (d)	13,946	(2,720)	11,226	(11,424)	–	(11,424)
Other income	(818)	–	(818)	(591)	–	(591)

Income (loss) before income taxes	47	2,288	2,335	(132,672)	(504)	(133,176)
Current income taxes	1,948	–	1,948	3,704	–	3,704
Deferred income taxes (h)	1,062	268	1,330	371	(139)	232

Net loss and comprehensive loss for the period	(2,963)	2,020	(943)	(136,747)	(365)	(137,112)
Deficit, beginning of the period	(125,842)	(3,101)	(128,943)	(21,232)	239	(20,993)

Deficit, end of the period	$(128,805)	$(1,081)	$(129,886)	(157,979)	(126)	(158,105)

Per share information
Net loss – basic	$(0.08)	$0.05	$(0.03)	$(3.79)	$(0.01)	$(3.80)

Net loss – diluted	$(0.08)	$0.05	$(0.03)	$(3.79)	$(0.01)	$(3.80)

EBITDA	$18,157	$2,757	$20,914	$(115,696)	$(96)	$(115,792)

Consolidated EBITDA (as defined within our credit agreement) (i)	$26,428	$–	$26,428	$25,191	$–	$25,191

North American Energy Partners Inc.  Canadian Supplement to Management’s Discussion and Analysis  3

	Year ended March 31,
(dollars in thousands, except per share information)	2010 (Canadian GAAP)	Adjustments	2010 (US GAAP)	2009 (Canadian GAAP – Amended (j))	Adjustments	2009 (US GAAP – Amended (j))
Revenue (g)	$763,301	(4,336)	758,965	972,536	$–	972,536
Project costs (g)	304,849	(3,542)	301,307	505,026	–	505,026
Equipment costs	209,408	–	209,408	217,120	–	217,120
Equipment operating lease expense	66,329	–	66,329	43,583	–	43,583
Depreciation (a)	42,512	124	42,436	36,227	162	36,389

Gross profit	140,203	(918)	139,285	170,580	(162)	170,418
General and administrative costs (c) and (g)	63,236	(706)	62,530	74,405	55	74,460
Loss on disposal of property, plant and equipment	1,233	–	1,233	5,325	–	5,325
Loss on disposal of assets held for sale	373	–	373	24	–	24
Amortization of intangible assets (b)	2,550	(831)	1,719	2,338	(837)	1,501
Equity in earnings of unconsolidated joint venture (g)	–	(44)	(44)	–	–	–
Impairment of goodwill	–	–	–	176,200	–	176,200

Operating income (loss) before the undernoted	72,811	663	73,474	(87,712)	620	(87,092)
Interest expense, net (b)	23,594	2,486	26,080	27,450	2,162	29,612
Foreign exchange (gain) loss (b)	(48,405)	(496)	(48,901)	46,666	606	47,272
Realized and unrealized loss (gain) on derivative financial instruments (d)	54,411	–	54,411	(32,595)	(4,655)	(37,250)
Other income	(14)	–	(14)	(5,955)	–	(5,955)

Income (loss) before income taxes	43,225	(1,327)	41,898	(123,278)	2,507	(120,771)
Current income taxes	3,803	–	3,803	5,546	–	5,546
Deferred income taxes (h)	10,248	(372)	9,876	9,053	34	9,087

Net income (loss) and comprehensive income (loss) for the period	29,174	(955)	28,219	(137,877)	2,473	(135,404)
Deficit, beginning of the period	(157,979)	(126)	(158,105)	(21,093)	(1,608)	(22,701)
Change in accounting policies related to inventories (f)	–	–	–	991	(991)	–

Deficit, end of the period	$(128,805)	$(1,081)	$(129,886)	(157,979)	(126)	(158,105)

Per share information
Net income (loss) – basic	$0.81	$(0.03)	$0.78	(3.83)	0.07	(3.76)

Net income (loss) – diluted	$0.79	$(0.02)	$0.77	(3.83)	$0.07	(3.76)

EBITDA	111,881	$452	112,333	$(49,275)	3,994	$(53,269)

Consolidated EBITDA (as defined within our credit agreement) (i)	$121,644	$–	$121,644	$139,446	$–	$139,446

4  Canadian Supplement to Management’s Discussion and Analysis  North American Energy Partners Inc.

Extract of the Annual Consolidated Balance Sheets

The following table highlights the differences between Canadian and US GAAP on the Annual Consolidated Balance Sheets. We have focused on the line items that have been impacted by the GAAP differences.

(dollars in thousands, except per share information)	March 31, 2010 (Canadian GAAP)	Adjustments	March 31, 2010 (US GAAP)	March 31, 2009 (Canadian GAAP - Amended(j))	Adjustments	March 31, 2009 (US GAAP - Amended(j))
Cash and cash equivalents(g)	$104,245	$(1,240)	$103,005	$98,880	$–	$98,880
Accounts receivable, net(g)	113,316	(1,432)	111,884	78,323	–	78,323
Unbilled revenue(g)	86,496	(1,794)	84,702	55,907	–	55,907
Prepaid expenses and deposits(g)	6,968	(87)	6,881	4,781	–	4,781
Property, plant and equipment(a)	328,207	536	328,743	315,455	660	316,115
Intangible assets(b)	8,720	(1,051)	7,669	6,711	(767)	5,944
Deferred financing costs(b)	1,040	5,685	6,725	–	7,910	7,910
Investment in and advances to unconsolidated joint venture(g)	–	2,917	2,917	–	–	–
Accounts payable(g)	(68,513)	1,637	(66,876)	(56,204)	–	(56,204)
Senior notes(b) and(d)	(201,614)	(1,506)	(203,120)	(252,899)	(2,857)	(255,756)
Deferred tax liabilities(h)	(26,389)	(1,052)	(27,441)	(29,322)	(1,423)	(30,745)
Common shares(e)	(300,047)	(3,458)	(303,505)	(299,973)	(3,458)	(303,431)
Additional paid-in capital(c) and(h)	(7,203)	(236)	(7,439)	(5,275)	(191)	(5,466)
Deficit(a) – (d) and(f) – (h)	128,805	1,081	129,886	157,979	126	158,105

Canadian and United States accounting policies differences

A detailed reconciliation of our results for the years ended March 31, 2010, 2009 and 2008 is included in note 34 of our consolidated financial statements for the years ended March 31, 2010, 2009 and 2008.

The differences between US GAAP and Canadian GAAP that have the most significant impact on our financial position and results of operations for the three months and year ended March 31, 2010, include accounting for: capitalization of interest, financing costs, discounts and premiums, derivative financial instruments, stock-based compensation, and modification of Series B Preferred Shares.

a) Capitalization of interest

US GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with our policies when the asset is placed into service.

b) Financing costs, discounts and premiums

Under US GAAP, deferred financing costs incurred in connection with our senior notes are being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, for Canadian GAAP purposes, these transaction costs were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt.

Effective April 1, 2007, we adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, on a retrospective basis without restatement as described below. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under US GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures as they are treated as a monetary item under Canadian GAAP. Under US GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

In connection with the adoption of Section 3855, transaction costs incurred in connection with our Revolving Facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under US GAAP, we continue to amortize these transaction costs over the stated term of the related debt using the effective interest method. We disclose the financing costs for both the senior notes and the Revolving Facility as deferred financing costs on the Consolidated Balance Sheets with the amortization charge classified as interest on the Consolidated Statements of

North American Energy Partners Inc.  Canadian Supplement to Management’s Discussion and Analysis  5

Operations and Comprehensive Income (Loss). Under Canadian GAAP, the financing costs related to the senior notes are included in the “senior notes” balance on the Consolidated Balance Sheets.

c) Stock-based compensation

Up until April 1, 2006, we followed the provisions of ASC 718, “Share-Based Payment” (formerly Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation”), for US GAAP purposes. As we use the fair value method of accounting for all stock-based compensation payments under Canadian GAAP, there were no differences between Canadian and US GAAP prior to April 1, 2006. On April 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”), which is now a part of ASC 718. As we used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, we were required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, we were permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of our initial registration statement relating to our initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and US GAAP relating to the determination of the fair value of options granted.

d) Derivative financial instruments

Under Canadian GAAP, we determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense as discussed in b) above. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

Under US GAAP, ASC 815 (formerly Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative has been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in the senior notes does not meet the criteria as an embedded derivative under ASC 815 (formerly SFAS 133) and was not bifurcated from the host contract and measured at fair value resulting in a US GAAP and Canadian GAAP difference.

On adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, we reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and supplier contracts entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under Canadian GAAP. We recorded the fair value of these embedded derivatives on April 1, 2007 of $9.7 million, with a corresponding increase in opening deficit of $7.0 million, net of future income taxes of $2.8 million for Canadian GAAP purposes. Under US GAAP, we had recognized and measured these embedded derivatives since inception of the related contracts.

e) NAEPI Series B Preferred Shares

Prior to the modification of the terms of the North American Energy Partners Inc. (“NAEPI”) Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and US GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, NACG continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under US GAAP, NACG recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under US GAAP, NACG was accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by NACG as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under US GAAP and interest expense in NACG’s financial statements under Canadian GAAP.

On November 28, 2006, NACG exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG. For Canadian GAAP purposes, NACG recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44.7 million to common

6  Canadian Supplement to Management’s Discussion and Analysis  North American Energy Partners Inc.

shares. For US GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NACG resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48.1 million to common shares. NACG and NAEPI were amalgamated later in 2006 and the amalgamated entity continued as NAEPI.

f) Inventories

Effective April 1, 2008, we retrospectively adopted CICA Handbook Section 3031, “Inventories”, without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, we reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1.4 million with a corresponding decrease to opening deficit of $1.0 million net of future taxes of $0.4 million.

During the year ended March 31, 2008, the replacement cost (i.e. market) of spare tire inventory was lower than the original carrying amount of inventory. As a result, we recorded an inventory write-down of $1.4 million under Canadian GAAP. Under US GAAP, market means current replacement cost. However, market under US GAAP should not exceed the net realizable value nor should it be less than net realizable value reduced by an allowance for a normal profit margin. We established that the net realizable value and net realizable value less an allowance for a normal profit margin was greater than or equal to cost and as such a write-down of spare tires was not appropriate under US GAAP for the year ended March 31, 2008. Please refer to note 3 aa) of our annual consolidated financial statements for the year ended March 31, 2010.

g) Joint venture

We own a 49% interest in Noramac Ventures Inc., a nominee company for our Noramac Joint Venture (JV) and we have joint 50/50 control of this entity. Under US GAAP, we record our share of earnings (loss) of the JV using the equity method of accounting. Under Canadian GAAP, we use the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method, we recognize our share of the results of operations, cash flows, and financial position of the JV on a line-by-line basis in our consolidated financial statements and eliminate our share of all material intercompany transactions with the JV. While there is no impact on net income or earnings per share as a result of the US GAAP treatment of the joint venture, as compared to Canadian GAAP, there are presentation differences affecting the disclosures in the consolidated financial statements and supporting notes.

h) Other matters

Other adjustments relate to the tax effect of items (a) through (f) above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in our US GAAP financial statements such amounts are described as deferred income taxes. In addition, Canadian GAAP generally refers to additional paid-in capital as contributed surplus for financial statement presentation purposes.

i) Consolidated EBITDA

A difference arises in computing EBITDA for the three months and year ended March 31, 2010 and March 31, 2009 respectively as result of US GAAP and Canadian GAAP differences stated above (a) to (d) and (f). Under US GAAP, equity in earnings (loss) of unconsolidated joint venture is added back in computing consolidated EBITDA for the three months and years ended March 31, 2010 and March 31, 2009 respectively.

j) Adjustments related to prior year financial statements

The financial statements for fiscal 2009 and fiscal 2008 under Canadian GAAP have been amended to correct the following errors identified during the preparation of our fiscal 2010 financial statements:

i.	Reclassification of accrued liabilities. The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of our fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit, above which we will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We have historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, we reclassified amounts due beyond one year, from the balance sheet date, as a long term liability and has reclassified comparative figures accordingly. The amount reclassified on the Consolidated Balance Sheet was $7.1 million as at March 31, 2009;

ii.

Buy-out of leased assets. The financial statements for fiscal 2008 have been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We can buy the asset at the end

North American Energy Partners Inc.  Canadian Supplement to Management’s Discussion and Analysis  7

of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. We have been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $2.7 million, reduced “Depreciation” by $0.1 million, reduced “Future income taxes” by $0.8 million and reduced “Net income and comprehensive income for the year” by $1.8 million from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2008. It also reduced “Property, plant and equipment” by $2.6 million, reduced long term future income taxes liabilities by $0.8 million and increased “Deficit” for the year by $1.8 million from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2008. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements as stated above. The correction of this error increased “Equipment costs” by $6.6 million, reduced “Depreciation” by $0.6 million, reduced “Future income taxes” by $1.8 million and increased “Net loss and comprehensive loss for the year” by $4.2 million from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Property, plant and equipment” by $8.6 million, reduced long term future income taxes liabilities by $2.6 million and increased “Deficit” for the year by $6.0 million from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2009.

iii.	Valuation of derivative financial instruments. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010. We recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being misstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the Canadian Dollar interest rate swap was still in place (see “Interest rate risk” in Quantitative and Qualitative Disclosures about Market Risk section in our annual MD&A) and therefore the net accrued interest payable under the swap liability was not material. The error increased “Realized and unrealized gain on derivative financial instruments” by $7.5 million, increased income tax expense by $1.7 million and reduced net loss by $5.8 million from amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Derivative financial instruments” by $7.5 million, increased long term future income taxes liabilities by $1.7 million and reduced “Deficit” by $5.8 million in the Consolidated Balance Sheet as at March 31, 2009.

Management’s discussion and analysis under US GAAP

Please refer to the annual report for March 31, 2010 for our corresponding Management’s Discussion and Analysis (MD&A) under US GAAP. The differences between US GAAP and Canadian GAAP, described above, impact the discussion and analysis several sections of our annual MD&A.

Additional information

Additional information relating to us, including our Annual Information Form dated June 10, 2010, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

8  Canadian Supplement to Management’s Discussion and Analysis  North American Energy Partners Inc.